SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 6)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

FREDERICK’S OF HOLLYWOOD GROUP INC.

(Name of Issuer)

Frederick’s of Hollywood Group Inc.

Philip A. Falcone

Harbinger Group Inc.

FOHG Holdings, LLC

FOHG Acquisition Corp.

HGI Funding, LLC

Michael T. Tokarz

TTG Apparel, LLC

Tokarz Investments, LLC

Fursa Alternative Strategies LLC

Arsenal Group, LLC

William F. Harley
(Names of Person(s) Filing Statement)

Common stock, par value $.01 per share
(Title of Class of Securities)

35582T108
(CUSIP Number of Class of Securities)

Philip A. Falcone Chief Executive Officer Harbinger Group Inc. 450 Park Avenue, 30th Floor New York, New York 10022 (212) 906-8555

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Graubard Miller The Chrysler Building 405 Lexington Avenue New York, NY 10174-1901 Attn: David Alan Miller, Esq.; Paul Lucido, Esq. (212) 818-8800	Milbank, Tweed, Hadley, & McCloy LLP One Chase Manhattan Plaza New York, New York 10005 Attn: Alexander M. Kaye Esq.; Roland Hlawaty Esq. (212) 530-5000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$3,161,435.25	$407.19
*	The filing fee of 407.19 was determined by multiplying 0.00012880 by the aggregate merger consideration of $3,161,435.25. The aggregate merger consideration was calculated based on the sum of (i) 11,594,575 outstanding shares of Common Stock as of January 22, 2014 to be acquired pursuant to the merger multiplied by the merger consideration of $0.27 per share and (ii) 360,000 outstanding shares of Common Stock underlying outstanding options as of January 22, 2014 to be acquired pursuant to the merger with an exercise price of $0.27 or less multiplied by the excess of the merger consideration of $0.27 per share over the weighted average exercise price of $0.184.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	407.19	Filing Party:	Frederick’s of Hollywood Group Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	January 27, 2014

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Merger or passed upon the merits or fairness of the Merger or upon the accuracy or adequacy of the information contained in the attached Schedule 13e-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 6 (this “Final Amendment”) to Rule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Frederick’s of Hollywood Group Inc. (the “Company”), a New York corporation and the issuer of the shares of common stock, par value $.01 per share (the “Common Stock”), that are subject to the Rule 13e-3 transaction; (ii) Philip A. Falcone, a United States citizen; (iii) Harbinger Group Inc. (“HGI”), a Delaware corporation; (iv) FOHG Holdings, LLC (“Parent”), a Delaware limited liability company; (v) FOHG Acquisition Corp. (“Merger Sub”), a New York corporation and wholly owned subsidiary of Parent; (vi) HGI Funding, LLC (“HGIF”), a Delaware limited liability company; (vii) Tokarz Investments, LLC (“Tokarz”), a Delaware limited liability company; (viii) TTG Apparel, LLC (“TTG”), a Delaware limited liability company; (ix) Fursa Alternative Strategies LLC (“Fursa”), a Delaware limited liability company; (x) Arsenal Group, LLC (“Arsenal”), a Delaware limited liability company; (xi) William F. Harley (“Mr. Harley,” and together with (vi) through (xi), the “Rollover Shareholders”); and (xii) Michael T. Tokarz (“Mr. Tokarz”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 18, 2013, as amended on April 14, 2014, by and among the Company, Parent, and Merger Sub (as it may be amended from time to time, the “Merger Agreement”).

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

The information concerning the Company contained in this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Schedule 13E-3 and the Proxy Statement has been supplied by such Filing Person.

Item 15. Additional Information

On May 28, 2014, at a special meeting of the Company’s shareholders, the shareholders of the Company voted to adopt the Merger Agreement and to approve the Merger. On May 30, 2014, the Company and Merger Sub filed a Certificate of Merger with the Secretary of State of the State of New York, pursuant to which the Merger became effective. Upon the effectiveness of the Merger, each share of Common Stock, other than shares held by the Company, Parent, Merger Sub and the Rollover Shareholders, converted into the right to receive $0.27 in cash, without interest and less any required withholding taxes.

As a result of the Merger, the Common Stock ceased to be quoted on the OTCQB and became eligible for termination of registration under Section 12(g) of the Exchange Act and suspension of reporting under Section 15(d) of the Exchange Act. The Company intends to file a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission in order to deregister the Common Stock and suspend its duty to file reports under the Exchange Act.

Item 16. Exhibits

(a) (1) Proxy Statement of Frederick’s of Hollywood Group Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Annual Report on Form 10-K for the Fiscal Year Ended July 27, 2013 (incorporated herein by reference to Annex F-1 of the Proxy Statement).

(a) (6) Amendment No. 1 to the Annual Report on Form 10-K/A For the Fiscal Year Ended July 27, 2013 (incorporated herein by reference to Annex F-2 of the Proxy Statement).

(a) (7) Quarterly Report on Form 10-Q For the Fiscal Quarter Ended January 25, 2014 (incorporated herein by reference to Annex G of the Proxy Statement).

(a) (8) Press Release dated December 19, 2013 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 19, 2013 and incorporated herein by reference).

(b) (1) Credit and Security Agreement, dated as of May 31, 2012, by and among the Company and certain of its subsidiaries, as Borrowers and Salus Capital Partners, LLC (“Salus”) (filed as Exhibit 10.1 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

(b) (2) First Amendment to the Credit and Security Agreement dated December 18, 2012 (filed as Exhibit 10.1 to Form 8-K dated May 23, 2013 and filed on May 30, 2013).

(b) (3) Second Amendment to the Credit and Security Agreement dated May 23, 2013 (filed as Exhibit 10.2 to Form 8-K dated May 23, 2013 and filed on May 30, 2013).

(b) (4) Third Amendment to the Credit and Security Agreement dated July 25, 2013 (filed as Exhibit 10.1 to Form 8-K July 25, 2013 and filed on July 31, 2013).

(b) (5) Fourth Amendment to the Credit and Security Agreement dated October 10, 2013 (filed as Exhibit 10.1 to Form 8-K dated October 10, 2013 and filed on October 16, 2013).

(b) (6) Fifth Amendment to the Credit and Security Agreement dated March 26, 2014 (filed as Exhibit 10.1 to Form 8-K dated March 26, 2014 and filed on April 1, 2014).

(b) (7) Amended and Restated Revolving Note, dated October 10, 2013, in the stated original principal amount of $24,000,000 executed by the Borrowers and payable to the order of Salus (filed as Exhibit 10.2 to Form 8-K dated October 10, 2013 and filed on October 16, 2013).

(b) (8) Tranche A-2 Advance Note, dated October 10, 2013, in the stated original principal amount of $5,000,000 executed by the Borrowers and payable to the order of Salus (filed as Exhibit 10.3 to Form 8-K dated October 10, 2013 and filed on October 16, 2013).

(b) (9) Agreement for Security (Copyrights), dated May 31, 2012, by the Borrowers in favor of Salus (filed as Exhibit 10.3 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

(b) (10) Agreement for Security (Trademarks), dated May 31, 2012, by the Borrowers in favor of Salus (filed as Exhibit 10.4 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

(b) (11) Pledge Agreement, dated as of May 31, 2012, by the Company in favor of Salus (filed as Exhibit 10.5 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

(b) (12) Fee Letter, dated as of May 31, 2012, by the Company in favor of Salus (filed as Exhibit 10.6 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

(b) (13) Amended Fee Letter, dated as of May 23, 2013, by the Company in favor of Salus (filed as Exhibit 10.3 to Form 8-K dated May 23, 2013 and filed on May 30, 2013).

(b) (14) Supplemental Fee Letter, dated October 10, 2013, by the Company in favor of Salus (filed as Exhibit 10.4 to Form 8-K dated October 10, 2013 and filed on October 16, 2013).

(b) (15) Amended and Restated Fee Letter, dated March 26, 2014, by the Company in favor of Salus (filed as Exhibit 10.2 to Form 8-K dated March 26, 2014 and filed on April 1, 2014).

(c) (1) Opinion, dated December 18, 2013, of Cassel Salpeter & Co. LLC to the Lead Director of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation, dated December 18, 2013, of Cassel Salpeter & Co. LLC to the Lead Director of the Board of Directors of the Company (previously filed).

(d) (1) Agreement and Plan of Merger, dated as of December 18, 2013, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2) Voting Agreement, dated as of December 18, 2013, by and among the Company, Parent and the Rollover Shareholders (incorporated herein by reference to Annex C of the Proxy Statement).

(d) (3) Rollover Agreement, dated December 18, 2013, by and among Parent, Merger Sub and the Rollover Shareholders (incorporated herein by reference to Annex D of the Proxy Statement).

(d) (4) Purchase and Sale Agreement, dated December 18, 2013, by and between HGI Funding and TTG (incorporated herein by reference to Annex E of the Proxy Statement).

(d) (5) Amendment No. 1 to Agreement and Plan of Merger, dated April 14, 2014, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Sections 623 and 910 of the New York Business Corporation Law (incorporated herein by reference to Annex H of the Proxy Statement).

(g) None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 2, 2014

FREDERICK’S OF HOLLYWOOD GROUP INC.

By:	/s/ Thomas J. Lynch
	Name:	Thomas J. Lynch
	Title:	Chief Executive Officer

PHILIP A. FALCONE

By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone

HARBINGER GROUP INC.

By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

FOHG HOLDINGS, LLC

By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Manager

FOHG ACQUISITION CORP.

By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

HGI FUNDING, LLC

By:	/s/ Thomas Williams
	Name:	Thomas Williams
	Title:	Executive Vice President and
Chief Financial Officer

TTG APPAREL, LLC

By:	/s/ Michael T. Tokarz
	Name:	Michael T. Tokarz
	Title:	Manager

TOKARZ INVESTMENTS, LLC

By:	/s/ Michael T. Tokarz
	Name:	Michael T. Tokarz
	Title:	Manager

MICHAEL T. TOKARZ

By:	/s/ Michael T. Tokarz
	Name:	Michael T. Tokarz

FURSA ALTERNATIVE STRATEGIES LLC

By:	/s/ William F. Harley
	Name:	William F. Harley
	Title:	Manager

ARSENAL GROUP, LLC

By:	/s/ William F. Harley
	Name:	William F. Harley
	Title:	Manager

WILLIAM F. HARLEY

By:	/s/ William F. Harley
	Name:	William F. Harley